# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aprea Therapeutics, Inc., CIK 0001781983
CUSIP: 03836J201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3805 OLD EASTON ROAD, DOYLESTOWN, Pennsylvania (PA), 18902
Date of event which requires filing of this statement: 11/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 677,618; shared voting power 4,219; sole dispositive power 677,618; shared dispositive power 4,219; aggregate amount beneficially owned 681,837 (9.9% of the class)
  Comment: The percentage reported herein is calculated based on 6,870,673 shares of Common Stock outstanding as of November 13, 2025, consisting of 6,310,673 shares of Common Stock outstanding on November 11, 2025, as reported in the Form 10-Q filed by the issuer for the quarter ended September 30, 2025, and 560,000 shares of Common Stock purchased by the Reporting Person from the Issuer in an at-the-money offering on November 13, 2025.

## Item 1. Issuer
Name of issuer: Aprea Therapeutics, Inc.
Address of issuer's principal executive offices: 3805 Old Easton Road, Doylestown, PA 18902

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence: 467 CENTRAL PARK WEST, NEW YORK, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 681,837
Percent of class: 9.9%
Sole power to vote or to direct the vote: 677,618
Shared power to vote or to direct the vote: 4,219
Sole power to dispose or to direct the disposition: 677,618
Shared power to dispose or to direct the disposition: 4,219

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (11/17/2025)